Filed pursuant to Rule 433
Registration No. 333-182336
August 13, 2012

APPALACHIAN POWER COMPANY

Pricing Term Sheet

Underwriting Agreement dated August 13, 2012

Issuer:	Appalachian Power Company
Designation:	Floating Rate Notes, Series D, due 2013
Principal Amount:	$275,000,000
Maturity:	August 16, 2013
Interest:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement dated August 13, 2012) plus 0.375%; reset quarterly, and payable quarterly on February 16, May 16, August 16 and November 16, commencing November 16, 2012

Public Offering Price:	100% of the principal amount thereof
Redemption Terms:	The Floating Rate Notes are not redeemable.
Minimum Denominations:	$1,000 and integral multiples thereof
Transaction Date:	August 13, 2012
Settlement Date:	August 16, 2012 (T+3)
Day Count Convention:	Actual/360, modified following business day, adjusted for period end dates
CUSIP/ISIN:	037735 CS4/US037735CS42
Expected Ratings:*	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings Ltd.
Underwriters:	Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407; or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.